Exhibit 12.1

MITCHAM INDUSTRIES, INC.

RATIO OF EARNINGS TO FIXED CHARGES

	Years Ended January 31,
	2012	2011	2010	2009	2008
Earnings
Income before income taxes	$34,330	$6,794	$639	$12,155	$16,927
Fixed charges (as outlined below)	740	756	629	281	208

Total earnings, as defined	$35,070	$7,550	$1,268	$12,436	$17,135

Fixed Charges
Interest	$740	$756	$629	$281	$208

Ratio of earnings to fixed charges	47.39	9.99	2.02	44.26	82.38